North America Structured Investments

2.5yr NDX Capped Buffered Return Enhanced Note

J.P.Morgan

The following is a summary of the terms of the notes offered by the preliminary pricing supplement highlighted below.

Summary of Terms

Issuer:	JPMorgan Chase Financial Company LLC
Guarantor:	JPMorgan Chase & Co.
Minimum Denomination:	$1,000
Index:	Nasdaq 100 Stock Index
Index Ticker:	NDX
Upside Leverage Factor:	2.00
Maximum Return:	At least 27.00%*
Buffer Amount:	10.00%
Underlying Return:	(Final Value – Initial Value) / Initial Value
Final Value:	The closing level of the Underlying on the Observation Date
Initial Value:	The closing level of the Underlying on the Pricing Date
Pricing Date:	January 28, 2019
Observation Date:	July 27, 2021
Maturity Date:	July 30, 2021
CUSIP:	48130WB91
Preliminary Pricing Supplement:	http://sp.jpmorgan.com/document/cusip/48130WB91/doctype/Product_Termsheet/document.pdf

For information about the estimated value of the notes, which likely will be lower than the price you paid for the notes, see the hyperlink above.

Certain Product Characteristics

If the Final Value of the Underlying is greater than its Initial Value, you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Underlying Return multiplied by the Upside Leverage Factor, subject to the Maximum Return on the notes.

If the Final Value of the Underlying is equal to or less than its Initial Value by up to the buffer amount, you will receive the principal amount of your notes at maturity. If the Underlying declines from its Initial Value by greater than the Buffer Amount, you will lose 1% of the principal amount of your notes for every 1% that the Underlying has declined beyond the Buffer Amount.

Any payment on the notes is subject to the credit risk of JPMorgan Chase Financial Company LLC, as issuer of the notes and the credit risk of JPMorgan Chase & Co., as guarantor of the notes.

* To be determined on the Pricing Date, but not less than 27.00%

** Reflects a Maximum Total Return of 27.00% for illustrative purposes. The hypothetical returns and hypothetical payments on the Notes shown above apply only at maturity. These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower

Hypothetical Returns on the Notes at Maturity**



Note Payoff at Maturity
Cash Investment In Index
$1,400
$1,300
$1,200
$1,100
$1,000
$900
$800
$700
Payment at Maturity
-40%
-20%
0%
20%
40%
Index Return

Hypothetical Underlying Return	Hypothetical Note Return	Hypothetical Payment at Maturity
80.00%	27.00%	$1,270.00
50.00%	27.00%	$1,270.00
40.00%	27.00%	$1,270.00
20.00%	27.00%	$1,270.00
13.50%	27.00%	$1,270.00
10.00%	20.00%	$1,200.00
5.00%	10.00%	$1,100.00
0.00%	0.00%	$1,000.00
-10.00%	0.00%	$1,000.00
-15.00%	-5.00%	$950.00
-30.00%	-20.00%	$800.00
-40.00%	-30.00%	$700.00
-100.00%	-90.00%	$100.00

J.P. Morgan Structured Investments | 1 800 576 3529 | jpm_structured_investments@jpmorgan.com